Exhibit 99.1

TOWER SEMICONDUCTOR LIMITED

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

TOWER SEMICONDUCTOR LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Tower Semiconductor Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tower Semiconductor Ltd. and subsidiaries (the "Company") as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows, for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Income Taxes — Income Tax Provision — Refer to Note 19 to the financial statements Critical Audit Matter Description

The Company's provision for income taxes is affected by income taxes in a multinational tax environment. The income tax provision is an estimate determined based on current enacted tax laws and tax rates at each of its geographic locations with the use of acceptable allocation methodologies based upon the Company’s organizational structure, the Company’s operations and business mode of work, and result in applicable local taxable income attributable to those locations. For the year-ended December 31, 2021, the consolidated provision for income taxes was $1.02 million comprised of amounts related to Israel, Japan and U.S. operations, as detailed in Note 19.

We identified management’s determination of the taxable income and its related income tax provision as a critical audit matter because of the significant judgements and estimates management makes related to the charges between the sites located in different tax jurisdictions, the consideration of different tax status in each jurisdiction. This required a high degree of auditor judgement and an increased extent of effort, including the need to involve our income tax specialists, when performing audit procedures to evaluate the reasonableness of management’s estimate of the income tax provision.

How the Critical Audit Matter was addressed in the Audit

Our audit procedures related to the determination of the taxable income allocation and income tax provision included the following, among others:

•

We obtained the taxable income allocation used in calculating the income tax provision and tested that the taxable income allocation between Israel and corporate operations and the other subsidiaries is appropriate based on the specified services and margins determined in the Company's transfer pricing studies.

•

We tested the effectiveness of controls over the Company’s process to allocate its taxable income between the different subsidiaries based on the Company's transfer pricing studies.

•

We read and evaluated management’s documentation, including information obtained by management from external tax specialists that detailed the basis of the uncertain tax positions.

•

With the assistance of our income tax specialists, we evaluated:

•

The appropriateness of the ranges of outcomes utilized and the pricing conclusions reached within the transfer pricing studies conducted by the Company's external tax specialists.

•

The transfer pricing methodology utilized by management with alternative methodologies and industry benchmarks.

•

The relevant facts by reading the Company’s correspondence with the relevant tax authorities and any third-party advice obtained by the Company.

•

The Company’s measurement of uncertain tax positions related to transfer pricing based on our knowledge of international and local income tax laws, as well as historical settlement activity from income tax authorities

Brightman Almagor Zohar & Co. Certified Public Accountants A Firm in The Deloitte Global Network

Tel Aviv, Israel

February 28, 2022

We have served as the Company's auditor since 1993.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(dollars and shares in thousands)

	As of December 31,
	2021	2020
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$210,930	$211,683
Short-term deposits	363,648	310,230
Marketable securities (*)	190,068	188,967
Trade accounts receivable	142,228	162,100
Inventories	234,512	199,126
Other current assets	54,817	30,810
Total current assets	1,196,203	1,102,916
LONG-TERM INVESTMENTS	39,597	40,699
PROPERTY AND EQUIPMENT, NET	876,683	839,171
INTANGIBLE ASSETS, NET	11,820	10,962
GOODWILL	7,000	7,000
DEFERRED TAX AND OTHER LONG-TERM ASSETS, NET	99,938	93,401
TOTAL ASSETS	$2,231,241	$2,094,149
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current maturities of long-term debt	$83,868	$106,513
Trade accounts payable	78,712	96,940
Deferred revenue and customers' advances	39,992	10,027
Employee related liabilities	57,747	51,527
Other current liabilities	16,009	7,905
Total current liabilities	276,328	272,912
LONG-TERM DEBT	230,972	283,765
LONG-TERM CUSTOMERS' ADVANCES	69,968	25,451
EMPLOYEE RELATED LIABILITIES	14,622	15,833
DEFERRED TAX AND OTHER LONG-TERM LIABILITIES	23,962	41,286
TOTAL LIABILITIES	615,852	639,247
Ordinary shares of NIS 15 par value:	435,453	430,996
150,000 authorized as of December 31, 2021 and 2020
108,970 and 108,883 issued and outstanding, respectively, as of December 31, 2021
108,010 and 107,923 issued and outstanding, respectively, as of December 31, 2020
Additional paid-in capital	1,389,051	1,393,095
Cumulative stock based compensation	149,906	124,762
Accumulated other comprehensive loss	(27,883)	(16,509)
Accumulated deficit	(315,448)	(465,460)
	1,631,079	1,466,884
Treasury stock, at cost - 87 shares	(9,072)	(9,072)
THE COMPANY'S SHAREHOLDERS' EQUITY	1,622,007	1,457,812
Non-controlling interest	(6,618)	(2,910)
TOTAL SHAREHOLDERS' EQUITY	1,615,389	1,454,902

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,231,241	$2,094,149

(*) Marketable securities are available-for-sale securities presented at fair value, net of an immaterial allowance for credit losses;
the amortized cost of such marketable securities is $189,543 and $187,719 as of December 31, 2021 and December 31, 2020, respectively.

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars and shares in thousands, except per share data)

	Year ended December 31,
	2021	2020	2019
REVENUES	$1,508,166	$1,265,684	$1,234,003
COST OF REVENUES	1,179,048	1,032,366	1,004,332
GROSS PROFIT	329,118	233,318	229,671
OPERATING COSTS AND EXPENSES:
Research and development	85,386	78,320	75,579
Marketing, general and administrative	77,221	63,965	67,376
	162,607	142,285	142,955

OPERATING PROFIT	166,511	91,033	86,716
FINANCING INCOME (EXPENSE), NET	(12,873)	2,870	12
OTHER INCOME (EXPENSE), NET	1,461	(5,215)	4,293
PROFIT BEFORE INCOME TAX	155,099	88,688	91,021
INCOME TAX EXPENSE, NET	(1,024)	(5,399)	(2,948)
NET PROFIT	154,075	83,289	88,073
Net loss (income) attributable to non-controlling interest	(4,063)	(987)	1,975
NET PROFIT ATTRIBUTABLE TO THE COMPANY	$150,012	$82,302	$90,048
BASIC EARNINGS PER SHARE
Earnings per share	$1.39	$0.77	$0.85
Weighted average number of shares	108,279	107,254	106,256
DILUTED EARNINGS PER ORDINARY SHARE:
Earnings per share	$1.37	$0.76	$0.84
Net profit used for diluted earnings per share	$150,012	$82,302	$90,048
Weighted average number of ordinary shares outstanding used for diluted earnings per share	109,798	108,480	107,438

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(dollars in thousands)

	Year ended December 31,
	2021	2020	2019
Net profit	$154,075	$83,289	$88,073
Other comprehensive income, net of tax:
Foreign currency translation adjustment	(18,995)	7,830	3,478
Change in employees plan assets and benefit obligations, net of taxes	709	(394)	(1,118)
Unrealized gain (loss) on derivatives	(859)	(1,774)	3,696
Comprehensive income	134,930	88,951	94,129
Comprehensive loss (income) attributable to non-controlling interest	3,708	(4,914)	1,063
Comprehensive income attributable to the Company	$138,638	$84,037	$95,192

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(dollars and share data in thousands)

	THE COMPANY'S SHAREHOLDERS' EQUITY
	Ordinary shares issued	Ordinary shares amount	Additional paid-in capital	Capital notes	Unearned compensation	Accumulated other comprehensive income (loss)	Foreign currency translation adjustment	Accumulated deficit	Treasury stock	Comprehensive income	Non controlling interest	Total
BALANCE AS OF JANUARY 1, 2019	105,066	$418,492	$1,380,396	$20,758	$93,226	$(672)	$(22,716)	$(637,446)	$(9,072)		$(6,761)	$1,236,205

Changes during the period:

Exercise of options and RSUs	648	2,727	(886)									1,841
Capital notes converted into share capital	1,181	4,892	15,866	(20,758)								--
Employee stock-based compensation					14,548							14,548
Other comprehensive income:
Profit								90,048		$90,048	(1,975)	88,073
Foreign currency translation adjustments							2,566			2,566	912	3,478
Change in employees plan assets and benefit obligations						(1,118)				(1,118)		(1,118)
Unrealized gain on derivatives						3,696				3,696		3,696
Comprehensive income										$95,192

BALANCE AS OF DECEMBER 31, 2019	106,895	$426,111	$1,395,376	$--	$107,774	$1,906	$(20,150)	$(547,398)	$(9,072)		$(7,824)	$1,346,723

Changes during the period:

Exercise of options and RSUs	1,115	4,885	(2,281)									2,604
Employee stock-based compensation					16,988							16,988
Cumulative effect upon adoption of ASC 326								(364)				(364)
Other comprehensive income:
Profit								82,302		$82,302	987	83,289
Foreign currency translation adjustments							3,903			3,903	3,927	7,830
Change in employees plan assets and benefit obligations						(394)				(394)		(394)
Unrealized loss on derivatives						(1,774)				(1,774)		(1,774)
Comprehensive income										$84,037

BALANCE AS OF DECEMBER 31, 2020	108,010	$430,996	$1,393,095	$--	$124,762	$(262)	$(16,247)	$(465,460)	$(9,072)		$(2,910)	$1,454,902

Changes during the period:
Exercise of options and RSUs	960	4,457	(4,044)									413
Employee stock-based compensation					25,144							25,144
Other comprehensive income:
Profit								150,012		$150,012	4,063	154,075
Foreign currency translation adjustments							(11,224)			(11,224)	(7,771)	(18,995)
Change in employees plan assets and benefit obligations						709				709		709
Unrealized loss on derivatives						(859)				(859)		(859)
Comprehensive income										$138,638

BALANCE AS OF DECEMBER 31, 2021	108,970	$435,453	$1,389,051	$--	$149,906	$(412)	$(27,471)	$(315,448)	$(9,072)		$(6,618)	$1,615,389

OUTSTANDING SHARES, NET OF TREASURY STOCK AS OF DECEMBER 31, 2021	108,883

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	Year ended December 31,
	2021	2020	2019
CASH FLOWS - OPERATING ACTIVITIES
Net profit for the period	$154,075	$83,289	$88,073
Adjustments to reconcile net profit for the period to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	270,710	240,531	214,474
Effect of exchange rate differences on debentures	1,138	6,645	10,294
Other expense (income), net	(1,461)	5,215	(4,293)
Changes in assets and liabilities:
Trade accounts receivable	14,335	(33,087)	27,317
Other current assets	(26,731)	(7,999)	(4,600)
Inventories	(44,192)	(2,891)	(21,021)
Trade accounts payable	(25,004)	(18,576)	(339)
Deferred revenue and customers' advances	74,524	(3,072)	(10,331)
Employee related liabilities and other current liabilities	16,850	347	(9,435)
Long-term employee related liabilities	(2,681)	3,936	(310)
Deferred tax, net and other long-term liabilities	(10,270)	2,223	1,491
Net cash provided by operating activities	421,293	276,561	291,320
CASH FLOWS - INVESTING ACTIVITIES
Investments in property and equipment, net	(313,808)	(313,656)	(191,396)
Proceeds related to sale and disposal of property and equipment	34,548	57,117	19,230
Investments in other assets	(1,792)	(1,450)	(413)
Deposits and marketable securities, net	(57,892)	(105,620)	(132,515)
Net cash used in investing activities	(338,944)	(363,609)	(305,094)
CASH FLOWS - FINANCING ACTIVITIES
Exercise of options, net	458	2,512	1,842
Proceeds from loans	96,143	--	--
Loans repayment	(97,174)	--	--
Principal payments on account of capital lease obligation	(35,391)	(25,364)	(19,402)
Debentures repayment	(40,893)	(38,335)	--
Net cash used in financing activities	(76,857)	(61,187)	(17,560)
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGE	(6,245)	4,357	1,804

DECREASE IN CASH AND CASH EQUIVALENTS	(753)	(143,878)	(29,530)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	211,683	355,561	385,091
CASH AND CASH EQUIVALENTS - END OF PERIOD	$210,930	$211,683	$355,561

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	Year ended December 31,
	2021	2020	2019
NON-CASH ACTIVITIES:
Investments in property and equipment	$65,634	$35,271	$39,184
Conversion of notes into share capital	$-	$-	$22,600
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash received during the period from interest	$5,590	$10,524	$14,436
Cash paid during the period for interest	$4,561	$6,633	$7,456
Cash paid for (received from) income taxes, net during the period	$8,288	$(2,436)	$13,026

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 1:  DESCRIPTION OF BUSINESS AND GENERAL

The consolidated financial statements of Tower Semiconductor Ltd. (“Tower”) include the financial statements of Tower, and (i) its wholly-owned subsidiary Tower US Holdings Inc., the sole owner of: (1) Tower Semiconductor NPB Holdings, Inc. (formerly named “Jazz US Holdings, Inc.”) and its wholly-owned subsidiary, Tower Semiconductor Newport Beach, Inc. (formerly named “Jazz Semiconductor, Inc.”), an independent semiconductor foundry focused on specialty process technologies for the manufacture of analog intensive mixed-signal semiconductor devices (Tower Semiconductor NPB Holdings, Inc. and Tower Semiconductor Newport Beach, Inc. collectively referred to herein as “TSNB”); and (2) Tower Semiconductor San Antonio, Inc. (formerly named “TowerJazz Texas, Inc.”) (“TSSA”); (ii) its 51% owned subsidiary, Tower Partners Semiconductor Co., Ltd. (formerly named “TowerJazz Panasonic Semiconductor Co. Ltd.”) (“TPSCo”), an independent semiconductor foundry which includes three semiconductor manufacturing facilities located in Tonami, Uozu and Arai, in Hokuriku Japan. The other 49% of TPSCo’s shares are held by Nuvoton Technology Corporation Japan (“NTCJ”), formerly named “Panasonic Semiconductor Systems Co., Ltd.” (“PSCS”). PSCS’ name changed to NTCJ following the purchase of PSCS by Nuvoton Technology Corporation (“Nuvoton”) from Panasonic Corporation in September 2020; and (iii) its wholly-owned subsidiary Tower Semiconductor Italy S.r.l. (“TSIT”), incorporated during 2021 following the collaborative arrangement signed in June 2021 with ST Microelectronics S.r.l (“ST”) to share manufacturing capacity in a newly established 300 mm fabrication facility in Agrate, Italy (see Note 14F).

Tower and its subsidiaries are collectively referred to as the “Company”.

The Company is a global specialty foundry leader manufacturing integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed signal/CMOS, RF CMOS, CMOS image sensor, integrated power management and MEMS. The Company also provides a world-class design enablement platform for a quick and accurate design cycle, as well as Transfer Optimization and development Process Services (“TOPS”) to integrated device manufacturers (“IDMs”) and fabless companies that require capacity. To provide multi-fab sourcing and expanded capacity for its customers, the Company operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three in Japan through TPSCo (two 200mm and one 300mm), which provide 45nm CMOS, 65nm RF CMOS and 65nm advanced image sensor technologies.

Tower’s ordinary shares are traded on the NASDAQ Global Select Market and on the Tel-Aviv Stock Exchange (“TASE”) under the symbol TSEM.

In March 2020, the World Health Organization declared the novel coronavirus (“COVID-19”) a global pandemic. Since then, the impact of the COVID-19 pandemic continues to evolve as well as the global responses to curb its spread and to treat its impact, which have caused disruption to certain business sectors globally, resulting in economic and other difficulties in many regions worldwide, including supply chain shortages, absence of workforce due to infected and/or quarantined employees and service providers, as well as extended lead times for ordered equipment and supplies. To date, the COVID-19 pandemic has not had a material adverse effect on the Company's financial position or its financial stability.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.Basis of Presentation

The Company’s consolidated financial statements are presented in accordance with U.S. generally accepted accounting principles (“US GAAP”).

B.Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with US GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

C.Principals of Consolidation

The Company’s consolidated financial statements include the financial statements of Tower and its subsidiaries. The Company’s consolidated financial statements are presented after elimination of inter-company transactions and balances.

D.    Cash and Cash Equivalents

Cash and cash equivalents consist of cash, bank deposits, money market funds and short-term investments with insignificant interest rate risk and original maturities of three months or less.

E.    Short Term Interest-Bearing Deposits

Short-term deposits include bank deposits with original maturities greater than three months and with remaining maturities of less than one year. Such deposits are presented at cost, including accrued interest, which approximates their fair value.

F.     Marketable Securities

The Company accounts for its investments in grade debt securities in accordance with ASC 320 "Investments - Debt and Equity Securities". Management determines the appropriate classification of its investments in debt securities at the time of purchase and re-evaluates such determinations at each balance sheet date.

The Company classifies its marketable securities as "available-for-sale", which are measured at fair value, based on quoted market prices. Unrealized gains and losses are reported in a separate component of shareholders' equity as accumulated other comprehensive income (“OCI”). Gains and losses are recognized when realized, on a specific identification basis, in the Company's consolidated statements of income.

The Company assessed the available-for-sales debt securities with an amortized cost basis in excess of estimated fair value to determine what amount of that difference, if any, is caused by expected credit losses in accordance with ASC  326, "Financial Instruments - Credit Losses".

Allowance for credit losses is recognized as a charge in financing income (expense), net, on the consolidated statements of operation, and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income (loss) in shareholders' equity.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company concluded that the current expected credit losses on its available-for-sale investment portfolio were immaterial.

G.Trade Accounts Receivable – Allowance for Expected Credit Loss

The Company maintains an allowance based on specific analysis of each customer account receivable’s aging, assessment of its related risk and ability of the customer to make the required payment. In addition, in accordance with ASC 326, "Financial Instruments - Credit Losses", an allowance is maintained for estimated forward-looking losses resulting from possible inability of customers to make required payments (current expected losses). The amount of the allowance is determined principally on the basis of past collection experience and known financial factors regarding specific customers. Trade accounts receivables are written off against the allowance when it becomes evident that collection will not occur. Credit is extended to customers satisfying pre-defined credit criteria.

The total allowance for expected credit losses was $946 and $1,065 as of December 31, 2021 and 2020, respectively.

H.    Inventories

Inventories are stated at the lower of aggregate cost or net realizable value. If inventory costs exceed expected net realizable value, the Company records reserves for the difference between the cost and the expected net realizable value. Cost of raw materials is determined mainly on the basis of the weighted average moving price per unit. Work in progress is measured at production costs including acquisition costs, processing costs and other costs incurred in bringing the inventories to their present location and condition in the production line.

 I.    Investments in Privately Held Companies

Long-term investments include equity investments in privately-held companies without readily determinable fair values. In accordance with ASC 321 - “Investments - Equity Securities”, the Company may elect between fair value and a measurement alternative of cost, less impairments, and further adjust up or down, based on observable price changes in orderly transactions for identical or similar investments of the same issuer (“Measurement Alternative”). The Company elected to use the Measurement Alternative for each of its investments. Any adjustments resulting from impairments and/or observable price changes are recorded under “other income (expense), net” in the consolidated statements of operations.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

J.    Property and Equipment

The Company accounts for property and equipment in accordance with Accounting Standards Codification ASC 360 “Accounting for the Property, Plant and Equipment”. Property and equipment are presented at cost, including capitalizable costs. Capitalizable costs include only costs that are identifiable with, and related to, the property and equipment, and are incurred prior to their initial operation. Identifiable incremental direct costs include costs associated with constructing, establishing and installing property and equipment.

Maintenance and repairs are charged to expenses as incurred.

Property and equipment are presented net of investment grants received and less accumulated depreciation.

Depreciation is calculated based on the straight-line method over the Company’s estimated useful lives of the assets, as follows:

Buildings and building improvements, including facility infrastructure 10-25 years
Machinery and equipment, software and hardware 3-15 years.

Impairment charges, if needed, are determined based on the policy outlined in Note 2L below.

Property and equipment also include assets under capital leases, which are depreciated according to their applicable useful life.

K.    Intangible Assets and Goodwill

The Company accounts for intangible assets and goodwill in accordance with ASC 350 “Intangibles-Goodwill and Other”. Intangible assets include the values assigned to the intangible assets as part of the purchase price allocation made at the time of acquisition. Intangible assets are amortized over the expected estimated economic life commonly used in the industry. Goodwill is not amortized and subject to impairment testing. Impairment charges on intangibles or goodwill, if needed, are determined based on the policy outlined in Note 2L below.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

L.    Impairment of Assets

Impairment of Property, Equipment and Intangible Assets

The Company reviews long-lived assets and intangible assets on a periodic basis, as well as when such review is required based upon relevant circumstances, to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable, considering the undiscounted cash flows expected from them. If applicable, the Company recognizes an impairment loss based upon the difference between the carrying amount and the fair value of such assets, in accordance with ASC 360-10 “Property, Plant and Equipment”. As of December 31, 2021, the Company concluded there was no impairment to its long-lived assets and intangible assets.

Impairment of Goodwill

The Company operates in one reporting unit. The Company performs a qualitative analysis when testing goodwill for impairment. A qualitative goodwill impairment test is performed when the fair value of a reporting unit historically has significantly exceeded the carrying value of its net assets and based on current operations is expected to continue to do so. Otherwise, the Company is required to conduct a quantitative impairment test and estimate the fair value of the reporting unit using a combination of an income approach based on discounted cash flow analysis and a market approach based on market multiples. If the fair value of a reporting unit is less than its’ carrying value, a goodwill impairment charge is recorded for the difference. As of December 31, 2021, the Company performed a qualitative impairment test for its reporting unit and concluded there was no impairment of goodwill.

Impairment of Investment in Privately Held Companies

The Company concluded there was no impairment to its investments in privately held companies in 2021.

M.    Leases

Effective January 1, 2019, the Company adopted ASC 842 “Leases” using the modified retrospective transition method and recognize a right-of-use asset (“ROU”) and lease liability for all  operating and capital leases with a term greater than twelve months upon lease arrangement inception.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

N.    Earnings per Ordinary Share

Basic earnings per share are calculated in accordance with ASC 260, “Earnings Per Share” by dividing net profit or loss attributable to ordinary equity holders of Tower (the numerator) by the weighted average number of ordinary shares outstanding during the reported period (the denominator). Diluted earnings per share are calculated, if applicable, by adjusting net profit attributable to ordinary equity holders of Tower, and the weighted average number of ordinary shares, taking into effect all potential dilutive ordinary shares.

O.    Comprehensive Income

In accordance with ASC 220 “Comprehensive Income”, comprehensive income represents the change in shareholders’ equity during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a reporting period except those resulting from investments by owners and distributions to owners. Other comprehensive income (“OCI”) represents gains and losses that are included in comprehensive income but excluded from net profit.

P.    Functional Currency and Exchange Rate Income (Loss)

The currency of the primary economic environment in which Tower, TSSA and TSNB conduct their operations is the U.S. Dollar (“dollar”). Thus, the dollar is their functional and reporting currency. Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with ASC 830-10 “Foreign Currency Matters”. All transaction gains and losses from the re-measurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate. The financial statements of TPSCo, whose functional currency is the Japanese Yen (“JPY”), have been translated into dollars. The assets and liabilities have been translated using the exchange rate in effect as of the balance sheet date. The statements of operations of TPSCo have been translated using the average exchange rate for the reported period. The resulting translation adjustments are charged or credited to OCI.

Q.    Stock-based Compensation

The Company applies the provisions of ASC Topic 718 “Compensation - Stock Compensation”, under which employees’ share-based equity awards (mostly restricted stock units and performance unit shares) are recognized based on the grant-date fair values.

The compensation costs are recognized using the graded vesting attribution method based on the vesting terms of each unit included in the award resulting in an accelerated recognition of compensation costs.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

R.    Fair Value Measurements of Financial Instruments

ASC 820, "Fair Value Measurements and Disclosures" (“ASC 820”), requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

ASC 820 prioritizes the inputs into three levels that may be used to measure fair value:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company's financial instruments primarily consist of cash, bank deposits, account receivables and payables, accrued liabilities, loans and leases whose carrying values approximate their current fair values because of their nature and respective maturity dates or durations. The Company had no financial assets or liabilities carried and measured on a non-recurring basis during the reporting periods. Financial assets and liabilities measured on a recurring basis are those that are adjusted to fair value each time a financial statement is prepared such as marketable securities and investment in privately-held companies.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

S.    Derivatives and Hedging

Effective January 1, 2019, the Company adopted ASU 2017-12, “Derivatives and Hedging (“Topic 815”): Targeted Improvements to Accounting for Hedge Activities”. The Company accounts for its derivative instruments as either assets or liabilities and carries them at fair value.

For derivative instruments that are designated and qualify as cash flow hedges, the derivative's gain or loss is initially reported as a component of OCI and is subsequently reclassified into earnings when the hedged exposure affects earnings, in the same line item as the underlying hedged item on the consolidated statements of earnings.

Cash flow hedges related to anticipated transactions are designated and documented at the inception of each hedge. Cash flows from hedging transactions are classified in the same categories as the cash flows from the respective hedged items.

T.    Recently Adopted Accounting Pronouncements

(i) In March 2020, the FASB issued ASU No. 2020-04,” Reference Rate Reform (Topic 848):  Facilitation of the Effects of Reference Rate Reform on Financial Reporting”, which provides temporary optional guidance to ease potential accounting impacts associated with transitioning away from reference rates that are expected to be discontinued, such as interbank offered rates and London Interbank Offered Rate (“LIBOR”). The guidance includes practical expedients for contract modifications due to reference rate reform. Generally, contract modifications related to reference rate reform may be considered an event that does not require remeasurement or reassessment of a previous accounting determination at the modification date. In January 2021, the FASB issued ASU 2021-01, "Reference Rate Reform - Scope," which clarified the scope and application of the original guidance. This guidance is effective immediately and is only available through December 31, 2022. This guidance did not impact the Company’s consolidated financial position, results of operations or cash flows.

(ii) Effective January 1, 2021, the Company adopted ASU No. 2019-12, “Income Taxes - Simplifying the Accounting for Income Taxes.” This ASU is intended to simplify various aspects of accounting for income taxes by eliminating certain exceptions within Accounting Standards Codification (“ASC”) Topic 740, “Income Taxes” and to clarify certain aspects of the current accounting guidance. Adoption of this standard did not materially impact the Company’s consolidated financial position, results of operations or cash flows.

U.    Recently Issued Accounting Pronouncements Not Yet Adopted

The Company does not expect recently issued accounting standards or interpretations to have a material impact on the Company’s financial position, results of operations, cash flows or financial statement disclosures.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 3:  INVENTORIES

Inventories consist of the following as of December 31, 2021 and 2020:

Details	2021	2020
Raw materials	$81,734	$60,855
Work in process	146,840	133,144
Finished goods	5,938	5,127
	$234,512	$199,126

Work in process and finished goods are presented net of aggregate write-downs to net realizable value of $2,775 and $1,946 as of December 31, 2021 and 2020, respectively.

NOTE 4:  OTHER CURRENT ASSETS

Other current assets consist of the following as of December 31, 2021 and 2020:

Details	2021	2020
Tax receivables	$5,540	$5,019
Prepaid expenses	36,786	6,990
Receivables from Hedging transactions - see Notes 10, 12A and 12D	10,322	11,609
Insurance receivables - see Note 14E	-	5,949
Other receivables	2,169	1,243
	$54,817	$30,810

NOTE 5:  LONG-TERM INVESTMENTS

Long-term investments consist of the following as of December 31, 2021 and 2020:

Details	2021	2020
Severance-pay funds	$11,942	$10,472
Long-term bank deposits	12,500	12,500
Investments in privately held companies	15,155	17,727
	$39,597	$40,699

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 6:  PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following as of December 31, 2021 and 2020:

Details	2021	2020
Original cost: (*)
Land and Buildings, including facility infrastructure	$432,069	$430,258
Machinery and equipment	3,254,062	2,998,019
	$3,686,131	$3,428,277
Accumulated depreciation:
Buildings, including facility infrastructure	$(267,942)	$(255,353)
Machinery and equipment	(2,541,506)	(2,333,753)
	$(2,809,448)	$(2,589,106)
	$876,683	$839,171

(*) Original cost includes ROU assets under capital lease in the amount of $211,790 and $213,683 as of December 31, 2021 and 2020, respectively. The depreciation expense of such assets amounted to $14,037 and $13,421 for the years ended December 31, 2021 and 2020, respectively.

As of December 31, 2021 and 2020, the original cost of land, buildings, machinery and equipment was reflected net of investment grants in the aggregate amount of approximately $285,000.

NOTE 7:   INTANGIBLE ASSETS, NET

Intangible assets consist of the following as of December 31, 2021:

Details	Useful life (years)	Cost	Accumulated Amortization	Net
Technologies	4-20	$8,172	$(3,332)	$4,840
Facilities’ lease	19	33,500	(26,817)	6,683
Customer relationships	15	2,600	(2,303)	297
Total identifiable intangible assets		$44,272	$(32,452)	$11,820

Intangible assets consist of the following as of December 31, 2020:

Details	Useful life (years)	Cost	Accumulated Amortization	Net
Technologies	4-20	$5,320	$(2,799)	$2,521
Facilities’ lease	19	33,500	(25,529)	7,971
Customer relationships	15	2,600	(2,130)	470
Total identifiable intangible assets		$41,420	$(30,458)	$10,962

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 8:  DEFERRED TAX AND OTHER LONG-TERM ASSETS, NET

Deferred tax and other long-term assets, net consist of the following as of December 31, 2021 and 2020:

Details	2021	2020
Deferred tax asset (see Note 19)	$53,526	$57,802
Right of use - assets under operating leases	14,113	18,990
Fair value of cross-currency interest rate swap (see Note 12D)	4,372	10,661
Prepaid long-term land lease, net	2,934	3,055
Long-term prepaid expenses	24,993	2,893
	$99,938	$93,401

NOTE 9:  OTHER CURRENT LIABILITIES

Other current liabilities consist of the following as of December 31, 2021 and 2020:

Details	2021	2020
Tax payables	$10,272	$4,935
Hedging transactions payables	3,040	-
Interest payable on debt	588	868
Others	2,109	2,102
	$16,009	$7,905

NOTE 10:  SERIES G DEBENTURES

In June 2016, Tower raised approximately $115,000 through the issuance of long-term unsecured non-convertible debentures (“Series G Debentures”).

The Series G Debentures are payable in seven semi-annual consecutive equal installments from March 2020 to March 2023 and carry an annual interest rate of 2.79%, payable semi-annually. The principal and interest amounts are denominated in NIS and are not linked to any index or to any other currency. The Company entered into cash flow hedging transactions to mitigate the foreign exchange rate differences on the principal and interest using a cross-currency swap.

As of December 31, 2021 and December 31, 2020, the outstanding principal amount of Series G Debentures was NIS 201 million and NIS 334 million, respectively (approximately $64,000 and $104,000, respectively), with related hedging transactions net asset fair value of approximately $13,000 and $17,000, respectively. The changes in the fair value of outstanding principal amount of the debentures and in the fair value of the hedging transaction are attributed to the corresponding changes in the exchange rates during the reported periods (see Note 12D). The Series G Debentures’ indenture includes customary financial and other terms and conditions, including a negative pledge and financial covenants. As of December 31, 2021, the Company was in compliance with all of the financial covenants under the indenture.

Composition by repayment schedule as of December 31, 2021:

Details	Interest Rate	2022	2023	Total
Series G Debentures	2.79%	$42,996	$21,495	$64,491
Accretion of carrying amount to principal amount				(409)
Carrying amount				$64,082

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 11:  OTHER LONG-TERM DEBT

A.Composition

As of December 31, 2021 and 2020:

Details	2021	2020
Long-term JPY loan - principal amount - see Notes 11B and 11C below	$95,572	$106,719
Capital leases and other long-term liabilities - see Note 11D below	141,073	162,171
Operating leases - see Note 11E below	14,113	18,990
Less - current maturities	(41,324)	(65,658)
	$209,434	$222,222

B.Repayment Schedule of Long-term JPY Loan

As of December 31, 2021:

Details	Interest Rate	2022	2023	2024	2025	2026	2027	Total
Long-term JPY loan	1.95%	$--	$--	$13,654	$27,306	$27,306	$27,306	$95,572

C.Long-term JPY Loan

In December 2021, TPSCo refinanced its then existing loan with an 11 billion JPY (approximately $96,000) new asset-based loan with a consortium of financial institutions consisted of (i) JA Mitsui Leasing, Ltd., (ii) Mitsubishi HC Capital Inc., (iii) Taishin International Bank Co., Ltd. Tokyo Branch; and (iv) BOT lease Co. Ltd. (“JP Loan”). The JP Loan carries a fixed interest rate of 1.95% per annum with principal payable in seven semiannual payments from December 2024 until December 2027. The JP Loan is secured mainly by a lien over the machinery and equipment of TPSCo located in the Uozu and Tonami manufacturing facilities. Outstanding principal amount was $95,572 as of December 31, 2021.

The JP Loan also contains certain financial ratios and covenants, as well as customary definitions of events of default and acceleration of the repayment schedule. TPSCo’s obligations pursuant to the JP Loan are not guaranteed by Tower, NTCJ, or any of their affiliates.

As of December 31, 2021, TPSCo was in compliance with all of the financial ratios and covenants under the JP Loan.

D.Capital Lease Agreements and other Long-term Liabilities

Certain of the Company’s subsidiaries enter into capital lease agreements from time to time for certain machinery and equipment, usually for a period of four years, with an option to buy the machinery and equipment after a period of between three to four years from the start of the lease period. The lease agreements contain annual interest rates of approximately 2% and the assets under the lease agreements are pledged to the lender until the time at which the respective subsidiary acquires the assets. The obligations under the capital lease agreements are guaranteed by Tower, except for TPSCo’s obligations under its capital lease agreements.

TPSCo leases its fabrication facility buildings in Japan from NTCJ under a long-term capital lease that was renewed in 2020 for continuation of the lease until at least March 2032.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 11:  OTHER LONG-TERM DEBT (Continued)

As of December 31, 2021 and 2020, the Company’s total outstanding capital lease liabilities for fixed assets were $139,037 and $159,650, respectively, of which $36,282 and $34,863 respectively, were included under current maturities of long-term debt.

The following presents the maturity of capital lease and other long-term liabilities as of December 31, 2021:

Fiscal Year	Amount ($)
2022	$39,167
2023	29,086
2024	30,391
2025	15,599
2026	5,604
2027 and on	29,422
Total	149,269
Less - imputed interest	(8,196)
Total	$141,073

E.Operating Lease Agreements

The Company enters into operating leases from time to time for office space, operating facilities and vehicles. Operating lease cost for the years ended December 31, 2021, 2020 and 2019 was $7,535, $7,627 and $8,045, respectively. During 2021, cash paid for operating lease liabilities was $7,069.

The following presents the composition of operating leases in the balance sheets:

Details	Classification in the Consolidated Balance Sheets	December 31, 2021	December 31, 2020
Right of use - assets under operating leases	Deferred tax and other long-term assets, net	$14,113	$18,990
Lease liabilities:
Current operating lease liabilities	Current maturities of long-term debt	$4,512	$6,550
Long-term operating lease liabilities	Long-term debt	9,601	12,440
Total operating lease liabilities		$14,113	$18,990
Weighted average remaining lease term (years)		4.8	5.1
Weighted average discount rate		1.94%	1.94%

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 11:  OTHER LONG-TERM DEBT (Continued)

The following presents the maturity presentation of operating lease liabilities as of December 31, 2021:

Fiscal Year	Amount ($)
2022	$4,532
2023	2,711
2024	2,227
2025	2,202
2026	2,222
Thereafter	671
Total	14,565
Less – imputed interest	(452)
Total	$14,113

F.Wells Fargo Credit Line

TSNB entered into an agreement with Wells Fargo Capital Finance, part of Wells Fargo & Company (“Wells Fargo”), for a secured asset-based revolving credit line in the total amount of up to $70,000, maturing in 2023 (the “TSNB Credit Line Agreement”).  The applicable interest on loans under the TSNB Credit Line Agreement is at a rate equal to, at lender’s option, either the lender’s prime rate plus a margin ranging from 0.0% to 0.5% or the LIBOR rate plus a margin ranging from 1.25% to 1.75% per annum.

The outstanding borrowing availability varies from time to time based on the levels of TSNB’s eligible accounts receivable, eligible equipment, eligible inventories and other terms and conditions described in the TSNB Credit Line Agreement. The obligations of TSNB under the TSNB Credit Line Agreement are secured by a continuing security interest in, and a lien upon, TSNB’s assets as set forth in the TSNB Credit Line Agreement. The TSNB Credit Line Agreement contains customary covenants and other terms, including customary events of default. TSNB’s obligations pursuant to the TSNB Credit Line Agreement are not guaranteed by Tower or any of its affiliates.

As of December 31, 2021, TSNB was in compliance with all of the covenants under the TSNB Credit Line Agreement.

As of December 31, 2021, borrowing availability under the TSNB Credit Line Agreement was approximately $56,000, of which approximately $500 was utilized through letters of credit.

As of December 31, 2021, and 2020, no loan amounts were outstanding under the TSNB Credit Line Agreement.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 12:  FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

The Company makes certain disclosures as detailed below with regard to financial instruments, including derivatives. These disclosures include, among other matters, the nature and terms of derivative transactions, information about significant concentrations of credit risk and the fair value of financial assets and liabilities.

A.    Non-Designated Exchange Rate Transactions

As the functional currency of Tower is the USD and part of Tower’s expenses are denominated in NIS, Tower enters into exchange rate agreements from time to time to partially protect against the volatility of future cash flows caused by changes in foreign exchange rates on NIS-denominated expenses.

As of December 31, 2021, the fair value amounts of such exchange rate agreements were $2,134 in an asset position, presented in other current assets with a face value of $67,500. As of December 31, 2020, the fair value amounts of such exchange rate agreements were $5,143 in an asset position, presented in other current assets with a face value of $51,000.

Changes in the fair values of such derivatives are presented in the statements of operations.

As the functional currency of the Company is the USD and part of TPSCo revenues and expenses are denominated in JPY, the Company enters into exchange rate agreements from time to time to protect against the volatility of future cash flows caused by changes in foreign exchange rates on JPY-denominated amounts. As of December 31, 2021, and 2020, the fair value amounts of such exchange rate agreements were $3,040 in a liability position and $150 in an asset position, respectively, presented in other current liabilities and other current assets, respectively, with a face value of $164,000 and $40,000, respectively. Changes in the fair value of such derivatives are presented in the statements of operations.

B.Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, marketable securities, derivatives, trade receivables and government and other receivables. The Company's cash, deposits, marketable securities and derivatives are maintained with large and reputable banks and investment banks. The composition and maturities of investments are regularly monitored by the Company. Generally, these securities may be redeemed upon demand and bear minimal risk.

The Company generally does not require collateral for insurance of receivables; However, in certain circumstances, the Company obtains credit insurance or may require advance payments. An allowance for current expected credit losses is maintained with respect to trade accounts receivables and marketable securities. The Company performs ongoing credit evaluations of its customers.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 12:   FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Continued)

C.Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments, excluding debentures, do not materially differ from their respective carrying amounts as of December 31, 2021 and 2020. The fair value of debentures, based on quoted market prices as of December 31, 2021 and 2020, was approximately $66,000 and $107,000, respectively, compared to carrying amounts of approximately $64,000 and $102,000, for the above dates, respectively.

D.Designated Cash Flow Hedge Transactions

The Company entered into designated cash flow hedging transactions using a cross-currency swap to mitigate the foreign exchange rate differences on principal and interest arising from the Series G Debentures’ denomination in NIS.

As of December 31, 2021, the fair value of the swap was $12,560 in an asset net position, of which $8,188 was presented in other current assets and $4,372 was presented in long-term assets. As of December 31, 2020, the fair value of the swap was $16,977 in an asset net position, of which $6,316 was presented in other current assets and $10,661 was presented in long-term assets.

As of December 31, 2021 and December 31, 2020, the effective portions of $27 income and $323 loss, respectively, were recorded in OCI, of which a loss of $56 is expected to be recorded in earnings during the twelve months ending December 31, 2022. For the years ended December 31, 2021 and December 31, 2020, the hedging effect of the swap on the Company’s results of operations was income of $542 and $5,252, respectively, and was recognized as financing income, to offset the effect of the rate difference related to the Series G Debentures.

E.Fair Value Measurements

Valuation Techniques

In general, and where applicable, the Company uses quoted prices in active markets for identical assets or liabilities to determine fair value. This pricing methodology applies to the Company’s Level 1 assets and liabilities. If quoted prices in active markets for identical assets and liabilities are not available to determine fair value, the Company uses quoted prices for similar assets and liabilities or inputs other than the quoted prices that are observable, either directly or indirectly. This pricing methodology applies to the Company’s Level 2 and Level 3 assets and liabilities.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 12:  FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Continued)

Level 1 Measurements

Securities classified as available-for-sale are reported at fair value on a recurring basis. These securities are classified as Level 1 of the valuation hierarchy where quoted market prices from reputable third-party brokers are available in an active market. Changes in fair value of securities available-for-sale are recorded in other comprehensive income.

Level 2 Measurements

If quoted market prices are not available, the Company obtains fair value measurements of similar assets and liabilities from an independent pricing service. These securities are reported using Level 2 inputs and the fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, U.S. government and agency yield curves, live trading levels, trade execution data, market consensus prepayment speeds, credit information, and the security’s terms and conditions, among other factors.

For cross-currency swap measured under Level 2, the Company uses the market approach using quotations from banks and other public information.

Level 3 Measurements

Investments in equity securities of privately-held companies without readily determinable fair values are measured using the Measurement Alternatives (see Note 2I). The Company reviews these investments for impairment and observable price changes on a quarterly basis and adjusts the carrying value accordingly. For the year ended December 31, 2021, the Company recorded a decrease of $2,963 in the value of such investments, and for the year ended December 31, 2020, the Company recorded an increase of $358 in the value of such investments, presented in other income (expense), net in the statements of operations.

Recurring fair value measurements using the indicated inputs:

Details	December 31, 2021	Quoted prices in active market for identical liability (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cross-currency swap - net asset position	$12,560	$--	$12,560	$--
Privately held companies	15,155	--	--	15,155
Marketable securities held for sale	190,068	190,068	--	--
Foreign exchange forward and cylinders - net liability position	(906)	--	(906)	--
	$216,877	$190,068	$11,654	$15,155

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 12:    FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Continued)

Details	December 31, 2020	Quoted prices in active market for identical liability (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cross-currency swap - net asset position	$16,977	$--	$16,977	$--
Privately held companies	17,727	--	--	17,727
Marketable securities held for sale	188,186	188,186	--	--
Foreign exchange forward and cylinders - net asset position	5,293	--	5,293	--
	$228,183	$188,186	$22,270	$17,727

F.Short-Term and Long-Term Deposits and Marketable Securities

Deposits and marketable securities as of December 31, 2021 included short-term deposits in the amount of $363,648, marketable securities with applicable accrued interest in the amount of $190,068 and a long-term bank deposit in the amount of $12,500; as of December 31, 2020, deposits and marketable securities included short-term deposits in the amount of $310,230, marketable securities with applicable accrued interest in the amount of $188,967 and a long-term bank deposit in the amount of $12,500.

The following table summarizes amortized costs, gross unrealized gains and losses and estimated fair values of available-for-sale marketable securities as of December 31, 2021:

Details	Amortized Cost (*)	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Corporate bonds	$161,491	$1,453	$(1,311)	$161,633
Government bonds	27,332	1	(399)	26,934
Municipal bonds	472	--	--	472
Certificate of deposit	248	5	--	253
	$189,543	$1,459	$(1,710)	$189,292

* Excluding accrued interest of $776.

The scheduled maturities of available-for-sale marketable securities as of December 31, 2021, were as follows:

Details	Amortized Cost	Estimated fair value
Due within one year	$22,547	$22,637
Due within 2-5 years	127,576	126,510
Due after 5 years	39,420	40,145
	$189,543	$189,292

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 12:   FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Continued)

The following table summarizes amortized costs, gross unrealized gains and losses and estimated fair values of available-for-sale marketable securities as of December 31, 2020:

Details	Amortized cost (*)	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Corporate bonds	$154,577	$1,207	$(735)	$155,049
Government bonds	32,894	37	(53)	32,878
Certificate of deposit	248	11	--	259
	$187,719	$1,255	$(788)	$188,186

* Excluding accrued interest of $781.

The scheduled maturities of available-for-sale marketable securities as of December 31, 2020, were as follows:

Details	Amortized Cost	Estimated fair value
Due within one year	$22,772	$22,800
Due within 2-5 years	138,894	139,210
Due after 5 years	26,053	26,176
	$187,719	$188,186

Investments with continuous unrealized losses for less than twelve months and twelve months or more and their related fair values as of December 31, 2021 and December 31, 2020, were as indicated in the following tables:

	December 31, 2021
	Investment with continuous unrealized losses for less than twelve months		Investments with continuous unrealized losses for twelve months or more		Total investments with continuous unrealized losses
Details	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate bonds	$87,495	$(1,129)	$11,182	$(182)	$98,677	$(1,311)
Government bonds	13,117	(164)	10,725	(235)	23,842	(399)
Total	$100,612	$(1,293)	$21,907	$(417)	$122,519	$(1,710)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 12:   FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Continued)

	December 31, 2020
	Investment with continuous unrealized losses for less than twelve months		Investments with continuous unrealized losses for twelve months or more		Total investments with continuous unrealized losses
Details	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate bonds	$24,699	$(700)	$9,434	$(35)	$34,133	$(735)
Government bonds	12,430	(50)	1,497	(3)	13,927	(53)
Total	$37,129	$(750)	$10,931	$(38)	$48,060	$(788)

NOTE 13:      EMPLOYEE RELATED LIABILITIES
A.Employee Termination Benefits

Israeli law, labor agreements and corporate policy determine the obligations of Tower to make severance payments to dismissed Israeli employees and to Israeli employees leaving employment under certain circumstances. Generally, the liability for severance pay benefits, as determined by Israeli law, is based upon length of service and the employee’s monthly salary. This liability is primarily covered by regular deposits made each month by Tower into recognized severance and pension funds and by insurance policies maintained by Tower, based on the employee’s salary for the relevant month. The amounts so funded and the liability are included in the balance sheets in long-term investments and employee related liabilities in the amounts of $8,273 and $10,724, respectively, as of December 31, 2021.

Commencing January 1, 2005, Tower implemented a labor agreement with regard to most of its Israeli employees, according to which monthly deposits into recognized severance and pension funds or insurance policies will release it from any additional severance obligation in excess of the balance in such accounts to such Israeli employees and, therefore, Tower incurs no liability or asset with respect to such severance obligations and deposits, since that date. Any net severance amount as of such date will be released on the employee’s termination date. Payments relating to Israeli employee termination benefits were $5,941, $5,254 and $5,597 for 2021, 2020 and 2019, respectively.

TPSCo established a Defined Contribution Retirement Plan (the “DC Plan”) for its employees through which TPSCo contributes approximately 8% for 2021 and 9% for 2020 with employees’ average match of 1% of the employees’ base salary to the DC Plan. Such contribution releases the employer from further obligation to make any additional payments upon termination of employment. The contribution is remitted either to third party benefit funds based on employee preference, or directly, to those employees who elected not to enroll in the DC Plan. Total payments under the DC Plan in 2021, 2020 and 2019 amounted to $5,331, $6,132 and $6,572, respectively.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 13:     EMPLOYEE RELATED LIABILITIES (Continued)
B.TSNB Employee Benefit Plans
The following information provides the changes in 2021, 2020 and 2019 periodic expenses and benefit obligations due to the bargaining agreement signed between TSNB and its collective bargaining unit employees.
Post-Retirement Medical Plan
The components of the net periodic benefit cost and other amounts recognized in other comprehensive income for post-retirement medical plan expense are as follows as of December 31, 2021, 2020 and 2019:
Details	2021	2020	2019
Net periodic benefit cost:
Service cost	$5	$6	$7
Interest cost	52	57	72
Amortization of prior service costs	--	--	--
Amortization of net loss (gain)	(179)	(241)	(298)
Total net periodic benefit cost	$(122)	$(178)	$(219)
Other changes in plan assets and benefits obligations recognized in other comprehensive income:
Prior service cost for the period	$--	$--	$--
Net loss (gain) for the period	(23)	146	(1)
Amortization of prior service costs	--	--	--
Amortization of net gain (loss)	179	241	298
Total recognized in other comprehensive income (loss)	$156	$387	$297
Total recognized in net periodic benefit cost and other comprehensive income (loss)	$34	$209	$78
Weighted average assumptions used:
Discount rate	2.80%	3.40%	4.50%
Expected return on plan assets	N/A	N/A	N/A
Rate of compensation increases	N/A	N/A	N/A
Assumed health care cost trend rates:
Health care cost trend rate assumed for current year (pre-65/post-65 Medicare Advantage)	6.00%/6.50%	6.20%/(5.00)%	6.90%/13.10%
Health care cost trend rate assumed for current year (pre-65/post-65 Non-Medicare Advantage)	6.00%/6.50%	6.20%/6.10%	6.90%/7.90%
Ultimate rate (pre-65/post-65)	4.50%/4.50%	4.50%/4.50%	4.50%/4.50%
Year the ultimate rate is reached (pre-65/post-65)	2029/2029	2029/2029	2029/2029
Measurement date	December 31, 2021	December 31, 2020	December 31, 2019

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 13:     EMPLOYEE RELATED LIABILITIES (Continued)
The components of the change in benefit obligation, change in plan assets and funded status for post-retirement medical plan are as follows as of years ended December 31, 2021, 2020 and 2019:
Details	2021	2020	2019
Change in medical plan related benefit obligation:
Medical plan related benefit obligation at beginning of period	$1,882	$1,689	$1,628
Service cost	5	6	7
Interest cost	52	57	72
Benefits paid	(4)	(16)	(17)
Change in medical plan provisions	--	--	--
Actuarial loss (gain)	(23)	146	(1)
Benefit medical plan related obligation end of period	$1,912	$1,882	$1,689
Change in plan assets:
Fair value of plan assets at beginning of period	$--	$--	$--
Employer contribution	4	16	16
Benefits paid	(4)	(16)	(16)
Fair value of plan assets at end of period	$--	$--	$--
Medical plan related net funding	$(1,912)	$(1,882)	$(1,689)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 13:   EMPLOYEE RELATED LIABILITIES (Continued)

As of December 31, 2021, 2020 and 2019:

Details	2021	2020	2019
Amounts recognized in statement of financial position:
Current liabilities	$(48)	$(62)	$(50)
Non-current liabilities	(1,864)	(1,820)	(1,639)
Net amount recognized	$(1,912)	$(1,882)	$(1,689)
Weighted average assumptions used:
Discount rate	3.00%	2.80%	3.40%
Rate of compensation increases	N/A	N/A	N/A
Assumed health care cost trend rates:
Health care cost trend rate assumed for next year (pre-65/ post-65 Medicare Advantage)	5.80%/8.50%	6.00%/6.50%	6.20%/(5.00)%
Health care cost trend rate assumed for next year (pre-65/ post-65 Non-Medicare Advantage)	5.80%/6.20%	6.00%/6.50%	6.20%/6.10%
Ultimate rate (pre-65/post-65 Medicare Advantage)	4.40%/4.50%	4.50%/4.50%	4.50%/4.50%
Ultimate rate (pre-65/post-65 Non-Medicare Advantage)	4.40%/4.40%	4.50%/4.50%	4.50%/4.50%
Year the ultimate rate is reached (pre-65/ post-65)	2031/2031	2029/2029	2029/2029
The following benefit payments are expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:
Fiscal Year	Other Benefits
2022	$48
2023	55
2024	65
2025	71
2026	74
2027-2031	$439
Description of Significant Gains and Losses in Obligations:
For fiscal year ended December 31, 2021, the benefit obligation experienced a net actuarial gain that was primarily attributable to the discount rate increase to 3.00%, compared to 2.80% in the prior year. For fiscal year ended December 31, 2020, the benefit obligation experienced a net actuarial loss that was primarily attributable to the discount rate decrease to 2.80%, compared to 3.40% in the prior year.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 13:   EMPLOYEE RELATED LIABILITIES (Continued)

TSNB Pension Plan
TSNB has a pension plan that provides for monthly pension payments to eligible employees upon retirement. The pension benefits are based on years of service and specified benefit amounts. TSNB uses a December 31 measurement date each year. TSNB’s funding policy is to make contributions that satisfy at least the minimum required contribution for IRS qualified plans.
The components of the change in benefit obligation, the change in plan assets and funded status for TSNB’s pension plan for the years ended December 31, 2021, 2020 and 2019 are as follows:
Details	2021	2020	2019
Net periodic benefit cost:
Interest cost	$575	$687	$817
Expected return on plan assets	(788)	(909)	(930)
Expected administrative expenses	100	100	100
Amortization of prior service costs	3	3	3
Amortization of net loss (gain)	27	27	--
Total net periodic benefit cost	$(83)	$(92)	$(10)
Other changes in plan assets and benefits obligations recognized in other comprehensive income:
Prior service cost for the period	$--	$--	$--
Net loss (gain) for the period	(1,038)	149	1,158
Amortization of prior service costs	(3)	(3)	(3)
Amortization of net gain (loss)	(27)	(27)	--
Total recognized in other comprehensive income (loss)	$(1,068)	$119	$1,155
Total recognized in net periodic benefit cost and other comprehensive income (loss)	$(1,151)	$27	$1,145
Weighted average assumptions used:
Discount rate	2.50%	3.20%	4.40%
Expected return on plan assets	3.10%	3.80%	4.20%
Rate of compensation increases	N/A	N/A	N/A

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 13:   EMPLOYEE RELATED LIABILITIES (Continued)
The components of the change in benefit obligation, change in plan assets and funded status for TSNB’s pension plan for the years ended December 31, 2021, 2020 and 2019 are as follows:
Details	2021	2020	2019
Change in benefit obligation:
Benefit obligation at beginning of period	$23,467	$21,908	$18,979
Interest cost	575	687	817
Benefits paid	(778)	(736)	(688)
Change in plan provisions	--	--	--
Actuarial loss (gain)	(1,183)	1,608	2,800
Benefit obligation end of period	$22,081	$23,467	$21,908
Change in plan assets:
Fair value of plan assets at beginning of period	$25,985	$24,454	$22,669
Actual return on plan assets	616	2,337	2,544
Employer contribution	--	--	--
Expenses paid	(73)	(69)	(71)
Benefits paid	(778)	(737)	(688)
Fair value of plan assets at end of period	$25,750	$25,985	$24,454
Funded Status	$3,669	$2,518	$2,546
Amounts recognized in statement of financial position:
Non-current assets	$3,669	$2,518	$2,546
Non-current liabilities	--	--	--
Net amount recognized	$3,669	$2,518	$2,546
Weighted average assumptions used:
Discount rate	2.90%	2.50%	3.20%
Rate of compensation increases	N/A	N/A	N/A
The following benefit payments are expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:
Fiscal Year	Other Benefits
2022	$939
2023	1,029
2024	1,105
2025	1,161
2026	1,197
2027-2031	$6,249

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 13:   EMPLOYEE RELATED LIABILITIES (Continued)
Description of Significant Gains and Losses in Obligations:
For fiscal year ended December 31, 2021, the benefit obligation experienced a net actuarial gain that was primarily attributable to the discount rate increase to 2.90%, compared to 2.50% in the prior year. For fiscal year ended December 31, 2020, the benefit obligation experienced a net actuarial loss that was primarily attributable to the discount rate decrease to 2.50%, compared to 3.20% in the prior year.
The plan’s assets measured at fair value on a recurring basis consisted of the following as of December 31, 2021:
Details	Level 1	Level 2	Level 3
Investments in commingled funds	$--	$25,750	$--
Total plan assets at fair value	$--	$25,750	$--
The plan’s assets measured at fair value on a recurring basis consisted of the following as of December 31, 2020:
Details	Level 1	Level 2	Level 3
Investments in mutual funds	$--	$25,985	$--
Total plan assets at fair value	$--	$25,985	$--
TSNB’s pension plan weighted average asset allocations on December 31, 2021, by asset category are as follows:

Asset Category	December 31, 2021	Target allocation 2022
Equity securities	10%	10%
Debt securities	90%	90%
Total	100%	100%

TSNB’s primary policy goals regarding the plan’s assets are to (1) provide liquidity to meet the Plan benefit payments and expenses payable from the Plan, (2) offer a reasonable probability of achieving a growth of assets that will assist in closing the Plan’s funding gap, and (3) manage the Plan’s assets in a liability framework. Plan assets are currently invested in commingled funds with various debt and equity investment objectives. The target asset allocation for the plan assets is 90% debt, or fixed income securities, and 10% equity securities. Individual funds are evaluated periodically based on comparisons to benchmark indices and peer group funds and investment decisions are made by TSNB in accordance with the policy goals. Actual allocation to each asset category fluctuates and may not be within the target allocation specified above due to changes in market conditions.

The estimated expected return on assets of the plan is based on assumptions derived from, among other things, the historical return on assets of the plan, the current and expected investment allocation of assets held by the plan and the current and expected future rates of return in the debt and equity markets for investments held by the plan. The obligations under the plan could differ from the obligation currently recorded, if management's estimates are not consistent with actual investment performance.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 14:  COMMITMENTS AND CONTINGENCIES

A.Liens

(1)Loans, Bonds and Capital Leases

For liens relating to the TSNB Credit Line Agreement, see Note 11F. For liens under TPSCo’s JP Loan, see Note 11C. For liens under the capital lease agreements, see Note 11D. For negative pledge under the Series G Debentures’ indenture, see Note 10.

(2)Approved Enterprise Program

Floating liens are registered in favor of the State of Israel on substantially all of Tower’s assets under the Investment Center’s approved enterprise status program.

B.Renewed Contract in Relation to TPSCo

In March 2019, agreements were signed between Tower, TPSCo and PSCS (a fully owned subsidiary of Panasonic Corporation) to extend the business relationship by an additional three-year period under certain amended terms, including a manufacturing agreement between TPSCo and PSCS, under which TPSCo manufactured products for PSCS under a revised pricing structure. Following the purchase of NTCJ (previously named PSCS) by Nuvoton from Panasonic Corporation in September 2020, NTCJ assumed the contracts at the same commercial terms, and leases three manufacturing facilities in Japan to TPSCo under a buildings lease that runs through March 2032 (see Note 11D).

As part of the agreement between the Company, NTCJ and TPSCo, it has been decided to re-organize and re-structure operations in Japan such that, while operations at the Uozu and Tonami facilities will remain unchanged, the Arai manufacturing factory, which is currently manufacturing products solely for NTCJ and is not serving the Company’s customers, will cease operations effective July 1, 2022. The Company evaluated the need for impairment charges and determined that no such charges are required as of December 31, 2021. All other restructuring related costs will be reported as incurred in 2022.

C.License Agreements

The Company enters into intellectual property and licensing agreements with third parties from time to time. The effect of each of them on the Company’s total assets and results of operations is immaterial. Certain of these agreements call for royalties to be paid by the Company to these third parties.

D.TSNB Lease Agreement

TSNB leases its fabrication facilities under an operational lease contract that is due to expire in 2027. In amendments to its lease, (i) TSNB secured various contractual safeguards designed to limit and mitigate any adverse impact of construction activities on its fabrication operations; and (ii) certain obligations of TSNB and the landlord are specified, including certain noise abatement actions at the fabrication facility. The landlord has made claims that TSNB’s noise abatement efforts are not adequate under the terms of the amended lease, and has requested a judicial declaration that TSNB has committed material non-curable breaches of the lease and that, in accordance with the lease, the landlord would be entitled to terminate the lease. TSNB does not agree and is disputing these claims.

E.IT Security System Event

In September 2020, the Company’s information technology (“IT”) security systems identified a security event on some of its computerized systems. As a preventive measure, the Company halted certain of its servers and proactively stopped operations in some of its manufacturing facilities for a few days, following which it commenced to gradually restore operations and return to full capability in all its facilities.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 14:  COMMITMENTS AND CONTINGENCIES (Continued)

Due to the immediate procedures implemented, the functionality and quality of the work in progress, as well as customer and employee data, remained protected.

Tower maintains a cyber insurance policy and received compensation for the damage resulted from the event, including cost reimbursement and business interruption compensation. The event had no material impact on the financial position of the Company.

F.Definitive Agreement with ST Microelectronics

In 2021, TSIT, Tower’s wholly-owned Italian subsidiary, entered into a definitive agreement with ST to share under collaborative arrangement a 300 mm manufacturing fabrication facility in Agrate Italy. The fab is currently under construction by ST, and the parties will share the cleanroom space and the facility infrastructure, with the Company installing its own equipment in one-third of the total space. Both companies will invest in their respective process equipment, and work together to accelerate the fab qualification and subsequent ramp-up. Operations will continue to be managed by ST. In the early stage, technology processes for power, analog mixed signal and RF processes are planned to be qualified in the factory and the products in these technologies may be used in automotive, industrial and personal electronics.

G.Other Agreements

From time to time, in the ordinary course of business, the Company enters into long-term agreements with various entities for the joint development of products IPs and processes. The developed IPs may be owned separately by either the other entity or the Company, or owned jointly by both parties, as applicable.

NOTE 15:  SHAREHOLDERS’ EQUITY

A.Description of Ordinary Shares

As of December 31, 2021, Tower had 150 million authorized ordinary shares, par value NIS 15.00 each, of which approximately 109 million were outstanding. Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of Tower, in the distribution of assets after satisfaction of liabilities to creditors. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 15:  SHAREHOLDERS’ EQUITY (Continued)

B.Equity Incentive Plans

(1)Tower’s 2013 Share Incentive Plan (the "2013 Plan")

In 2013, the Company adopted a share incentive plan for directors, officers and employees of the Company, which in 2019 was extended to enable grants to third party service providers (“2013 Plan”). Options granted under the 2013 Plan bear an exercise price equal to the average closing price during the thirty trading days immediately prior to the date of grant, vest over up to a three-year period and are not exercisable beyond seven years from the grant date.

Under the 2013 Plan, the Company granted, in 2021 and 2020, a total of 1.0 million restricted stock units (“RSUs”) and 1.1 million RSUs, respectively, to its employees and directors (including the below-described grants to the CEO and Chairman), with vesting over up to a three-year period. The Company measures compensation expenses of the RSUs based on the closing market price of the ordinary shares immediately prior to the date of grant and amortizes it over the applicable vesting period taking into consideration compliance with performance criteria, if any.

During 2021, the Company's CEO and members of the Board of Directors were awarded the following RSUs under the Company’s 2013 Plan:

(i) 80 thousand time-vested RSUs and 132 thousand performance RSUs (“PSUs”) subject also to time-vesting, consisting of 120 thousand base PSUs and 12 thousand upside PSUs to the CEO, with 33% of such RSUs and PSUs to vest at the end of each year for 3 years following the grant date. Total compensation value of the RSUs granted was approximately $6,000. In addition, the Company's CEO was awarded 31 thousand PSUs that would be vesting upon attainment of certain performance conditions and not before one year from the date of grant, with a compensation value of approximately $1,000. As was approved by shareholders in 2019, the grant also includes a provision requiring the CEO to own, commencing May 2024, ordinary shares of the Company at a minimum value that equals at least three times his annual base salary as of May 2024 (the “Minimum Holding”). The CEO has until May 2024 to accumulate the Minimum Holding (whether by conversion of RSUs to ordinary shares or by purchase of ordinary shares), and during such period, until he accumulates the Minimum Holding, he must retain at least 20% of the vested time-based RSUs granted to him in or after May 2019;

(ii) 10.3 thousand time-vested RSUs to the chairman of the Board of Directors (“the Chairman”) for a total compensation value of $300, to vest 33% at the end of each year following the grant date; and

(iii) 4.3 thousand time-vested RSUs to each of the seven members of the Board of Directors then serving (other than to the Chairman and the CEO), for an aggregate compensation value of approximately $900, vesting over a two-year period, with 50% vesting at the first anniversary of the date of grant and 50% on the second anniversary of the date of grant.

As was approved by shareholders in 2020, the Chairman and the members of the Board will have to own, commencing July 2025, ordinary shares of the Company at a minimum value that equals at least 50% of their annual cash compensation (the “BOD Minimum Holding”).

The Chairman and the members of the Board have until July 2025 to accumulate the BOD Minimum Holding (whether by conversion of RSUs to ordinary shares or by purchase of ordinary shares), and during such period, until they accumulate the BOD Minimum Holding, they must retain at least 20% of the vested time-based RSUs granted to them in or after July 2020.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 15: SHAREHOLDERS’ EQUITY (Continued)

During 2020, the Company's CEO and members of the Board of Directors were awarded the following RSUs under the 2013 Plan: (i) 109 thousand time-vested RSUs and 163 thousand PSUs to the CEO (subject also to time-vesting, under which 33% of the RSUs and PSUs will vest at the end of each year for 3 years following the grant date), with a compensation value of approximately $5,000; (ii) 16 thousand time vested RSUs to the Chairman for a total compensation value of $300, to vest 33% at the end of each year following the grant date; and (iii) 5 thousand time vested RSUs to each of the nine members of the Board of Directors serving then (other than to the Chairman and the CEO), for an aggregate compensation value of $900, vesting over a two-year period, with 50% vesting at the first anniversary of the date of grant and 50% on the second anniversary of the date of grant.

During 2019, the Company's CEO and members of the Board of Directors were awarded the following RSUs under the 2013 Plan: (i) 129 thousand time-vested RSUs and 129 thousand PSUs to the CEO subject also to time-vesting; which will both vest 33% at the end of each year following the grant date, for a compensation value of $3,900; (ii) 20 thousand time-vested RSUs to the Chairman for a total compensation value of $300, to vest 33% at the end of each year following the grant date; and (iii) 5 thousand time-vested RSUs to each of the 8 members of the Board of Directors serving then (other than to the Chairman and the CEO), for an aggregate compensation value of $600, vesting over a two-year period, with 50% vesting at the first anniversary of the date of grant and 50% on the second anniversary of the date of grant.

Under the compensation plan of the Company, and as approved by the Company’s shareholders in September 2013, the awards to the CEO shall be accelerated upon the occurrence of a change of control event (as defined therein), subject to termination of his employment (or resignation due to diminution of responsibilities, as defined therein).

With respect to the members of the Board of Directors, including the Chairman, in the event of termination, such as termination due to a change of control event, each Director who served less than 5 years on the Board of Directors would be entitled to acceleration of 50% of his/her unvested equity and each Director who served 5 years or more on the Board of Directors would be entitled to acceleration of all of his/her unvested equity.

Further grants may be approved subject to Compensation Committee, Board of Directors and shareholders’ approval, as may be required by law.

(2)i. Share Options awards:

Details	2021		2020		2019
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price
Outstanding as of beginning of year	32,805	$15.28	343,451	$8.79	508,493	$9.58
Granted	--	--	--	--	--	--
Exercised	(30,247)	$15.12	(308,479)	$8.14	(163,375)	$11.28
Terminated	--	--	(667)	$9.90	(667)	$9.90
Forfeited	--	--	(1,500)	$4.42	(1,000)	$4.42
Outstanding as of end of year	2,558	$17.16	32,805	$15.28	343,451	$8.79
Options exercisable as of end of year	2,558	$17.16	32,805	$15.28	343,451	$8.79

ii. RSUs awards:

Details	2021		2020		2019
	Number of RSUs	Weighted average fair value	Number of RSUs	Weighted average fair value	Number of RSUs	Weighted average fair value
Outstanding as of beginning of year	2,223,043	$19.45	2,013,613	$19.13	1,599,296	$22.27
Granted	1,002,275	$29.91	1,105,155	$19.86	1,159,881	$18.06
Converted	(929,466)	$19.56	(806,993)	$20.45	(484,665)	$23.91
Forfeited	(84,752)	$20.28	(88,732)	$18.62	(260,899)	$21.19
Outstanding as of end of year	2,211,100	$24.11	2,223,043	$19.45	2,013,613	$19.13

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 15:  SHAREHOLDERS’ EQUITY (Continued)

(3)Summary of Information about Employees’ Share Incentive Plans

The following table summarizes information about employees’ share options outstanding as of December 31, 2021:

Outstanding				Exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$17.16	2,558	0.27	$17.16	2,558	$17.16
Details for the year ended December 31	2021	2020	2019
The intrinsic value of options exercised	$504	$4,429	$1,824
The original fair value of options exercised	$188	$1,018	$665
Details for the year ended December 31	2021	2020	2019
The intrinsic value of converted RSUs	$27,807	$15,971	$8,207
The original fair value of converted RSUs	$18,183	$16,506	$11,588

Stock-based compensation expenses were recognized in the Statement of Operations for the years ended December 31, 2021, 2020 and 2019:

Details	2021	2020	2019
Cost of goods	$7,003	$5,197	$4,529
Research and development, net	4,855	3,568	2,900
Marketing, general and administrative	13,286	8,223	7,119
Total stock-based compensation expense	$25,144	$16,988	$14,548

C.Treasury Stock

During 1999 and 1998, the Company funded the purchase by a trustee of an aggregate of approximately 87 thousand Tower’s ordinary shares. These shares are classified as treasury shares.

D.Dividend Restriction

Tower is subject to certain limitations on dividend distribution under the Series G Debentures indenture that allows for distribution of dividends subject to satisfying certain financial ratios.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 16:  INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

A.Revenues by Geographic Area - as Percentage of Total Revenue

Years ended December 31, 2021, 2020 and 2019:

Details	2021	2020	2019
USA	41%	44%	52%
Japan	22	28	29
Asia (other than Japan)	30	22	15
Europe	7	6	4
Total	100%	100%	100%

The basis of attributing revenues from external customers to geographic area is based on the headquarters location of the customer issuing the purchase order; actual delivery may be shipped to another geographic area per customer request.

B.Long-Lived Assets by Geographic Area

Substantially all of Tower’s long-lived assets are located in Israel, substantially all of TSNB’s and TSSA’s long-lived assets are located in the United States and substantially all of TPSCo’s long-lived assets are located in Japan.

As of December 31, 2021 and 2020:

Details	2021	2020
Israel	$238,758	$215,006
United States	264,038	234,902
Japan	373,887	389,263
	$876,683	$839,171

C.Major Customers - as Percentage of Net Accounts Receivable Balance

As of December 31, 2021, one customer exceeded 10% of the net accounts receivable balance and represented 14% of such balance. As of December 31, 2020, two customers exceeded 10% of the net accounts receivable balance and represented 13% and 12% of such balance.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 16:  INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS (Continued)

D.Major Customers - as Percentage of Total Revenue

Years ended December 31, 2021, 2020 and 2019:

Details	2021	2020	2019
Customer A	21%	25%	27%
Customer B	13	11	7
Other customers *	20	24	26

*

Represents aggregated revenue to four customers that accounted for between 4% and 7% of total revenue during 2021, to four customers that accounted for between 5% and 7% of total revenue during 2020, and to four customers that accounted for between 5% and 9% of total revenue during 2019.

NOTE 17:  FINANCING INCOME (EXPENSE), NET

Financing income (expense), net consists of the following for the years ended December 31, 2021, 2020 and 2019:

Details	2021	2020	2019
Interest expense	$(7,312)	$(6,755)	$(6,823)
Interest income	5,368	8,484	12,949
Series G Debentures amortization, related rate differences and hedging results	(1,773)	(3,045)	(3,299)
Exchange rate differences and related hedging results	(7,092)	5,509	(1,271)
Bank fees and others	(2,064)	(1,323)	(1,544)
	$(12,873)	$2,870	$12

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 18:  RELATED PARTIES BALANCES AND TRANSACTIONS

A.Balance

The nature of the relationship involved as of December 31, 2021 and 2020:

Details		2021	2020
Long-term investment	Equity investment in a limited partnership	$57	$57

B.Transactions

Description of the transactions for the years ended December 31, 2021, 2020 and 2019:

Details	Description of the transactions	2021	2020	2019
General and administrative expense	Directors’ fees and reimbursement to directors	$771	$787	$783
Other income (expense), net	Non-controlling interest income (loss) from a limited partnership	$--	$2	$(55)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 19:  INCOME TAXES

A.Tower Statutory Income Rates

Substantially all of Tower’s existing facilities and other capital investments made through 2012 have been granted approved enterprise status, as provided by the Law for the Encouragement of Capital Investment in Israel (“Investments Law”).

Tower, as an Israeli industrial company located in Migdal Ha’emek, may elect the Preferred Enterprise regime to apply to it under the Investment Law. The election is irrevocable.

Under the Preferred Enterprise regime, Tower’s entire preferred income is subject to the tax rate of 7.5%. Any portion of Tower’s Israeli taxable income that is not eligible for Preferred Enterprise benefits, if at all, shall be taxed at the regular corporate tax rate of 23%.

B.Income Tax Provision

The Company's provision for income taxes is affected by income taxes in a multinational tax environment. The income tax provision is an estimate determined based on current enacted tax laws and tax rates at each of its geographic locations, with the use of acceptable allocation methodologies based upon the Company’s organizational structure, operations and business mode of work, and result in applicable local taxable income attributable to those locations.

The Company’s income tax provision is consisted of the following for the years ended December 31, 2021, 2020 and 2019:

Details	2021	2020	2019
Current tax expense:
Foreign	$13,504	$2,232	$1,013
Deferred tax expense (benefit):
Local	2,518	8,481	7,098
Foreign	(14,998)	(5,314)	(5,163)
Income tax expense:	$1,024	$5,399	$2,948
Details	2021	2020	2019
Profit (loss) before taxes:
Domestic	$166,273	$100,145	$103,432
Foreign	(11,174)	(11,457)	(12,411)
Total profit before taxes	$155,099	$88,688	$91,021

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 19:   INCOME TAXES (Continued)

C.    Components of Deferred Tax Asset/Liability

The following is a summary of the components of the deferred tax assets and liabilities reflected in the balance sheets as of the respective dates (*), as of December 31, 2021 and 2020:

Details	2021	2020
Deferred tax asset and liability - long-term:
Deferred tax assets:
Net operating loss carryforward	$77,586	$72,658
Employees benefits and compensation	5,366	6,813
Accruals and reserves	7,863	3,312
Research and development	20,633	18,179
Others	3,737	3,453
	115,185	104,415
Valuation allowance, see Note 19F below	(11,644)	(10,745)
Deferred tax assets	$103,541	$93,670
Deferred tax liabilities - long-term:
Depreciation and amortization	$(72,678)	$(76,136)
Others	(1,114)	(1,018)
Deferred tax liabilities	$(73,792)	$(77,154)

Presented in long term deferred tax assets	$53,526	$57,802
Presented in long term deferred tax liabilities	$(23,777)	$(41,286)

(*) Deferred tax assets and liabilities relating to Tower for the years 2021 and 2020 are computed based on the Israeli Preferred Enterprise tax rate of 7.5%.

D.Unrecognized Tax Benefit

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Details	Unrecognized tax benefits
Balance as of January 1, 2021	$15,314
Additions for tax positions of current year	624
Reduction due to statute of limitation of prior years	(8,175)
Balance as of December 31, 2021	$7,763

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 19:   INCOME TAXES (Continued)

Details	Unrecognized tax benefits
Balance as of January 1, 2020	$15,113
Additions for tax positions of current year	624
Reduction due to statute of limitation of prior years	(423)
Balance as of December 31, 2020	$15,314
Details	Unrecognized tax benefits
Balance as of January 1, 2019	$14,783
Additions for tax positions of current year	778
Reduction due to statute of limitation of prior years	(448)
Balance as of December 31, 2019	$15,113

E.Effective Income Tax

The reconciliation of the statutory tax rate to the effective tax rate for the years ended December 31, 2021, 2020 and 2019:

Details	2021	2020	2019
Tax expense computed at statutory rates, see (*) below	$35,673	$20,398	$20,935
Effect of different tax rates in different jurisdictions and Preferred Enterprise Benefit	(24,683)	(15,046)	(16,396)
Change in valuation allowance, see Note 19F below	899	3,479	1,432
Permanent differences and other, net	(10,865)	(3,432)	(3,023)
Income tax expense	$1,024	$5,399	$2,948

(*) The tax expense was computed based on regular Israeli corporate tax rate of 23%.

F.Net Operating Loss Carryforward

As of December 31, 2021, Tower had net operating loss carryforward for tax purposes of approximately $800,000 which may be carried forward indefinitely.

The future utilization of Tower US Holdings’ federal net operating loss carryforward to offset future federal taxable income is subject to an annual limitation as a result of ownership changes that have occurred. Additional limitations could apply if ownership changes occur in the future.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 19:   INCOME TAXES (Continued)

TSNB had two “change in ownership” events that limit the utilization of net operating loss carryforward. The first “change in ownership” event occurred in February 2007 upon Jazz Technologies’ acquisition of TSNB. The second “change in ownership” event occurred in September 2008, upon Tower’s acquisition of TSNB. TSNB concluded that the net operating loss limitation for the change in ownership which occurred in September 2008 will be an annual utilization of approximately $2,000 in its tax return.

As of December 31, 2021, Tower US Holdings has federal net operating loss carryforward of approximately $83,000 of which approximately $66,000 does not expire and is subject to a taxable income limitation of 80%, and the remaining federal tax loss carryforward of $17,000 will begin to expire in 2022, unless previously utilized.

As of December 31, 2021, Tower US Holdings had California state net operating loss carryforward of approximately $11,000. The state tax loss carryforward will begin to expire in 2029, unless previously utilized.

Tower US Holdings recorded a valuation allowance against the deferred tax asset balances for its federal and state net operating loss carryforward.

As of December 31, 2021, and 2020, TPSCo had no net operating loss carryforward.

G.Final Tax Assessments

Tower possesses final tax assessments through the year 1998. In addition, the tax assessments for the years 1999-2016 are deemed final.

Tower US Holdings files a consolidated tax return including TSNB and TSSA. Tower US Holdings and its subsidiaries are subject to U.S. federal income tax as well as income tax in multiple states.

In general, Tower US Holdings is no longer subject to U.S. federal income tax examinations before 2018 and state and local income tax examinations before 2017. However, to the extent allowed by law, the tax authorities may have the right to examine prior periods where net operating losses were generated and carried forward, and make adjustments up to the amount of the net operating loss carryforward amount.

On March 27, 2020, the CARES Act was signed. The CARES Act provided numerous tax provisions and other stimulus measures, including but not limited to temporary changes regarding the prior and future utilization of net operating losses. Under the provisions of the CARES Act, Tower US Holdings received in 2020 a $2,100 income tax refund from carrying back federal net operating losses and a $1,100 refund of its minimum tax credits.

TPSCo possesses final tax assessments through the year 2020.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

(dollars in thousands, except per share data)

NOTE 20: SUBSEQUENT EVENTS

On February 15, 2022, Intel Corporation (“Intel”) and Tower announced the signing of a definitive agreement under which Intel will acquire all of Tower’s approximately 109 million outstanding Ordinary Shares for cash consideration of $53 per share. The transaction was approved by the boards of directors of both Intel and Tower and is subject to certain regulatory approvals and customary closing conditions, including the approval of Tower’s shareholders.